Exhibit 99.88

Enthusiast Gaming Joins the ‘Comscore 100’ Ranking of Top 100 Internet
Properties in the United States

One of only two gaming properties to make the list alongside Amazon’s TWITCH.TV

Ranked #1 Gaming Information property for unique visitor traffic from mobile devices

TORONTO, Jan. 04, 2021 -- Enthusiast Gaming Holdings, Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) (OTCQB: ENGMF)(FSE: 2AV) is pleased to report that its owned and exclusive digital media property has been listed in the newly released Comscore ranking of Top 100 Properties in the United States. The ‘Comscore 100’ represents the largest owners of digital content across the Internet, from social media to search to ecommerce giants such as Google Sites, Facebook and Amazon Sites. The list is a significant milestone for direct advertising sales, and also serves as a filter within programmatic ad buying platforms to ensure brands run on the highest-quality web sites.

Within gaming, the company becomes one of only two properties in the Gaming Information category to make the list, alongside Amazon’s TWITCH.TV. Notably, the company ranked #1 in total unique visitor traffic for mobile web and mobile video, which are the fastest growing and most lucrative channels in digital advertising:

Enthusiast Gaming Ranked #1 in Mobile

	Media	Mobile - United States
		Unique Visitors (000)
1	Enthusiast Gaming	30,242
2	TWITCH.TV	22,082
3	Future Games	20,118
4	GameSpot	18,126
5	IGN Entertainment	15,824
6	Machinima Main @ YouTube	14,170
7	FANDOM Games	12,581
8	Playstation Sites	11,203
9	Nintendo Co.	8,929
10	Polygon	8,051

Source: Comscore Media Metrix®, Gaming Information, Mobile 18+,

November 2020, US

“We applaud these new rankings, which verify the strength of our property not only as a leader in gaming but also as one of the Internet’s top destinations,” said Adrian Montgomery, CEO of Enthusiast Gaming. “Whether it’s our dedicated gaming web sites, streaming channels, esports teams or gaming events, we offer the largest one-stop solution for leading brands to reach the lucrative and elusive gamer demographic across all aspects of the fan experience.”

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest social network of communities for gamers and esports fans that reaches over 300 million gaming enthusiasts on a monthly basis. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of four main pillars: Esports, Content, Talent and Entertainment. Enthusiast Gaming’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Enthusiast’s gaming content division includes 2 of the top 20 gaming media and entertainment video brands with BCC Gaming and Arcade Cloud, reaching more than 50MM unique viewers a month across 9 YouTube pages, 8 Snapchat shows and related Facebook, Instagram and TikTok accounts. Its 100 gaming-related websites including The Sims Resource, Destructoid, and The Escapist collectively generate 1.1 billion page views monthly. Enthusiast’s talent division works with nearly 1,000 YouTube creators generating nearly 3 billion views a month working with leading gamer talent such as Pokimane, Flamingo, Anomaly, and The Sidemen. Enthusiast’s entertainment business includes Canada’s largest gaming expo, EGLX (eglx.com), and the largest mobile gaming event in Europe, Pocket Gamer Connects (pgconnects.com). For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or

“believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to statements relating to the Enthusiast Gaming's future growth in periods of increased market advertiser demand.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks related risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com, including those contained in the prospectus. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:
Enthusiast Gaming – Eric Bernofsky
Chief Corporate Officer
press@enthusiastgaming.com

Media Relations – ID
EnthusiastGaming@id-pr.com